AQT
9/13/2004

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SECU 04019882 COMMISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-10948

SEC MAIL PROCESSING RECEIVED
AUG 27 2004
WASH. DC 105 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2003 (MM/DD/YY) **AND ENDING** JUNE 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOWELL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 FEDERAL STREET
(No. and Street)

BOSTON	MA	02108
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE — 617-423-1472
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name - if individual, state *last, first, middle name)*

90 CANAL STREET	BOSTON	MA	02114
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I DAVID GOWELL swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOWELL SECURITIES CORPORATION as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS JOSEPH BROOKS
My Commission Expires on 3/31/2011
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Thomas Joseph Brooks
Notary Public

David C Gowell
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOWELL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2004 AND 2003

GOWELL SECURITIES CORPORATION

Years Ended June 30, 2004 and 2003

Table of Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Shareholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	11-12
SUPPLEMENTARY INFORMATION:	
Schedule I: Computation of Net Capital Pursuant to Rule 15c 3-1	13
Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	14

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
Gowell Securities Corporation
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Gowell Securities Corporation (the "Company") as of June 30, 2004 and 2003 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gowell Securities Corporation as of June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
July 22, 2004

GOWELL SECURITIES CORPORATION
Statements of Financial Condition
June 30, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 789,240	$ 805,854
Cash segregated for the exclusive benefit of customers	6,000	6,000
Deposits with clearing organizations and others	302,690	302,690
Receivables:		
Brokers and clearing organizations	16,381	333,685
Income taxes receivable	68,364	30,840
Customer ledger	12,581	-
Firm securities, at market value	91,878	12,775
Firm investments	300	3,300
Stock borrowed	2,700	43,800
Prepaid expenses	16,659	14,752
Exchange membership, at market value	24,000	60,000
Property and equipment, net	6,508	7,189
Deferred tax asset	11,358	1,137
Total assets	$ 1,348,659	$ 1,622,022
Liabilities and Shareholder's Equity		
Payables:		
Brokers and clearing organizations	$ 48,768	$ 68,697
Securities sold not yet purchased, at market value	2,679	-
Unsettled principal transactions	1,001	559
Accounts payable and accrued expenses	6,088	30,194
Customer ledger	-	11,105
Accrued profit sharing plan	-	100,000
Total liabilities	58,536	210,555
Shareholder's equity:		
Common stock, $5 par value, 30,000 shares authorized, 21,010 shares issued, and 19,340 outstanding	105,050	105,050
Additional paid-in capital	153,600	153,600
Retained earnings	1,052,528	1,173,872
Less: treasury stock, 1,670 shares, at cost	(21,055)	(21,055)
Total shareholder's equity	1,290,123	1,411,467
Total liabilities and shareholder's equity	$ 1,348,659	$ 1,622,022

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Operations
Years Ended June 30, 2004 and 2003

	2004	2003
Revenues:		
Commissions and fees	$ 1,479,290	$ 2,508,049
Interest income	2,894	5,418
Net dealer trading loss	(93,581)	(111,808)
Total revenues	1,388,603	2,401,659
Expenses:		
Employee compensation and benefits	925,250	1,487,437
Commissions and clearance	219,116	288,642
General and administrative expenses	212,989	253,301
Occupancy	64,996	65,965
Communications	52,450	56,807
Legal and accounting	19,279	15,671
Promotional costs	16,610	19,627
Depreciation and amortization	2,751	2,433
Total operating expenses	1,513,441	2,189,883
Income (loss) from operations	(124,838)	211,776
Other income (expense):		
Boston Stock Exchange lease income	490	1,090
Loss on sale of Boston Stock Exchange seat	(13,000)	(24,000)
Impairment loss on Boston Stock Exchange seats	(20,000)	(18,000)
Total other income (expense)	(32,510)	(40,910)
Net income (loss) before income taxes	(157,348)	170,866
Benefit (provision) for income taxes	36,004	(67,590)
Net income (loss)	$ (121,344)	$ 103,276

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Changes in Shareholder's Equity
Years Ended June 30, 2004 and 2003

	2004	2003
Balance, beginning of year	$ 1,411,467	$ 1,308,191
Net income (loss)	(121,344)	103,276
Balance, end of year	$ 1,290,123	$ 1,411,467

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Cash Flows
Years Ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (121,344)	$ 103,276
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized gain (loss) on trading securities	2,946	(28,784)
Depreciation	2,751	2,433
Loss on sale of exchange seat	13,000	24,000
Impairment loss of Boston Stock Exchange seats	20,000	18,000
Impairment of firm investments	3,000	-
Deferred taxes	(10,221)	-
Changes in operating assets and liabilities:		
Receivables	317,304	92,116
Securities owned, at cost	(82,049)	35,363
Prepaid expense	(1,907)	(7,759)
Stock borrowed	41,100	(21,300)
Deposits with clearing organizations and others	-	(2,650)
Increase (decrease) in liabilities:		
Broker and clearing organizations	(19,929)	57,312
Securities sold, at cost	2,679	(3,438)
Unsettled principal transactions	442	(21,890)
Customer ledger	(23,686)	11,105
Accrued expenses	(24,106)	(4,926)
Accrued profit sharing plan	(100,000)	100,000
Accrued income taxes	(37,524)	(72,907)
Net cash provided by (used in) operating activities	(17,544)	279,951
Cash flows from investing activities:		
Acquisition of property and equipment	(2,070)	(4,330)
Proceeds from sale of exchange seats	7,500	19,000
Purchase of exchange seats	(4,500)	-
Purchase of investments	-	(26,500)
Net cash provided by (used in) investing activities	930	(11,830)
Net change in cash and cash equivalents	(16,614)	268,121
Cash and cash equivalents, beginning of year	811,854	543,733
Cash and cash equivalents, end of year	$ 795,240	$ 811,854
Cash paid during the year for:		
Income taxes	$ 11,741	$ 98,430

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Gowell Securities Corporation (the "Company"), a Massachusetts corporation, engages in securities brokerage and principal trading activities on a self-clearing basis. Commission revenue is generated from the execution of trades for approximately twenty individual accounts through one institutional client.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions and fees are recorded upon settlement of executed security transactions.

Securities Transactions
Security transactions are recorded on a trade date basis. Revenues and related expenses for transactions executed, but unsettled, are accrued on a trade date basis. Securities owned and securities sold, but not yet purchased, are valued at market and unrealized gains and losses are reflected in income. Realized gains and losses for transactions executed, but unsettled, are accrued on a trade date basis.

Stock Borrowed Activities
During the normal course of business, the Company borrows securities, which are recorded at the amount of cash collateral advanced.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents.

Property and Equipment
Property and Equipment is recorded at cost. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, which are five years. Routine repairs and maintenance are expensed as incurred.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "*Accounting for Income Taxes*". Deferred income taxes are computed using the liability method under which deferred tax assets and liabilities are determined based upon the differences between the accounting methods used for financial reporting and those used for income tax reporting.

Exchange Memberships
Exchange memberships owned by the Company are stated at the lower of cost or market value. Due to a reduction in the market value of seats on the Boston Stock Exchange, the Company adjusted the carrying value of its assets by recording a permanent impairment loss of $20,000 and $18,000 for the years ended June 30, 2004 and 2003, respectively, under Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "*Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of*".

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
Financial instruments consist principally of cash and cash equivalents, accounts receivable, securities, and accounts payable. The estimated fair value of these financial instruments approximates their carrying value due to the short term nature of these instruments.

Concentration of Credit Risk and Significant Customers
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with primarily one institution which management believes is of high credit quality. During 2004 and 2003, approximately 90% of the Company's commission revenue is provided by one institutional client.

Advertising
The Company expenses advertising costs as incurred.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving the trading of securities. They consist of fail to deliver and receive items representing the contract value of securities not delivered or received on settlement date. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided for.

NOTE 3 - FIRM SECURITIES

The Company's proprietary investment trading accounts are summarized below:

	Cost		Market	
June 30, 2004	Owned	Securities sold, not yet owned	Owned	Securities sold, not yet owned
Trading Account	$ 122,550	$ 2,700	$ 91,878	$ 2,679
Specialist Account	-	-	-	-
	$ 122,550	$ 2,700	$ 91,878	$ 2,679
June 30, 2003				
Trading Account	$ 44,943	$ -	$ 12,475	$ -
Specialist Account	300	-	300	-
	$ 45,243	$ -	$ 12,775	$ -

Securities sold, but not yet purchased, represent obligations of the Company to purchase the security in the market at the prevailing prices to the extent that the Company does not already have the securities in inventory. Accordingly, these transactions may result in off-balance sheet risk.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30:

	2004	2003
Equipment, furniture and fixtures	$ 55,503	$ 53,433
Accumulated depreciation	(48,995)	(46,244)
	$ 6,508	$ 7,189

Depreciation expense was $2,751 and $2,433 for the years ended June 30, 2004 and 2003, respectively.

NOTE 5 - NON-CONTRIBUTORY PROFIT-SHARING PLAN

The Company has a profit-sharing plan (the "Plan") that covers all eligible Company employees. Contributions to the Plan are at the discretion of the Board of Directors. The Company contributed $0 and $100,000 to the Plan during the fiscal year ended June 30, 2004 and 2003, respectively.

NOTE 6 - FEDERAL AND STATE INCOME TAXES

The components of the provision for income taxes in the accompanying statements of operations are as follows for the years ended June 30:

	2004	2003
State tax benefit (provision)	$ (3,544)	$ (20,979)
Deferred state tax provision	10,221	-
Federal tax benefit (provision)	29,327	(46,611)
Deferred federal tax benefit	-	-
	$ 36,004	$ (67,590)

Deferred income taxes reflect the tax effect of temporary differences between the financial reporting basis of the Company's assets and liabilities and resulting differences in timing of tax expenses and benefit for financial reporting as compared to tax reporting. The temporary differences consist primarily of depreciation and impairment losses.

NOTE 6 - FEDERAL AND STATE INCOME TAXES (Continued)

Components of the deferred tax asset are as follows at June 30:

	2004	2003
Deferred tax asset	$ 11,358	$ 1,137
Net deferred tax asset	$ 11,358	$ 1,137

The Company has not provided for a valuation allowance because the deferred tax asset is expected to be realized through anticipated taxable income from future operations.

NOTE 7 – COMMITMENTS

Operating Leases
The Company entered into a five year non-cancelable operating lease agreement, effective September 1, 2000 for its main office facility in Boston, Massachusetts that requires monthly rent payments of $3,822. The Company also entered into a month to month lease agreement, effective October 1, 2003, for a corporate apartment requiring monthly payments of $1,600.

The following is a schedule of future minimum rental payments for the main office facility for the next five years and in the aggregate required under the above operating leases as of June 30, 2004:

June 30	Amount
2005	$ 45,864
2006	7,645
Total	$ 53,509

NOTE 8 - NET CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission (the "SEC"), Uniform Net Capital Rules requires the Company to maintain a minimum net capital of $250,000 or 1/15th of aggregate indebtedness at June 30, 2004, whichever is greater. At June 30, 2004, net capital computed in accordance with the rules of the SEC amounted to $1,149,152 and net capital in excess of the minimum was $899,152. At June 30, 2003, net capital computed in accordance with the rules of the SEC was $1,291,184 and net capital in excess of the minimum was $1,041,184.

There were differences between the audited net capital computation and the computation prepared by Gowell Securities Corporation as of June 30, 2004 (see Schedule I).

NOTE 9 - FORM X-17A-5

Pursuant to SEC Rule 17A-5, a copy of the Company's most recent annual audit report (June 30, 2004) is available for examination at the principal office of the Company and at the regional office of the SEC.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
Gowell Securities Corporation
Boston, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Gowell Securities Corporation (the "Company") for the year ended June 30, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15(c)(3)-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
July 22, 2004

GOWELL SECURTIES CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
June 30, 2004

Schedule I

	(Unaudited) As Originally Filed June 30, 2004	As Amended June 30, 2004
Total shareholder's equity	$ 1,265,508	$ 1,290,123
Less: Non-allowable assets	102,574	127,189
Net capital before haircuts on securities	1,162,934	1,162,934
Less: Haircuts on securities	13,782	13,782
Net capital	1,149,152	1,149,152
Minimum net capital requirement:	250,000	250,000
Excess net capital	$ 899,152	$ 899,152
Aggregate indebtedness	$ 55,857	$ 55,857
Percentage of aggregate indebtedness to net capital	6.21%	6.21%

The differences in total shareholder's equity and non-allowable assets relate to the adjustment to current and deferred income taxes. This adjustment had no effect on net capital.

GOWELL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Pursuant
To Rule 15c3-3
June 30, 2004

Schedule II

Total Credits	$ -
Total 15(c)(3)-3 Debits	12,581
Net Amount in Reserve Bank	$ 6,000

No material differences exist between the audited computation of the 15(c)(3)-3 reserve requirements and the corresponding unaudited computation filed by the Company on SEC Form X-17A-5 as of June 30, 2003 on July 23, 2004.